EXHIBIT 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000

Release

5 MAY 2021

Westpac acknowledges ASIC proceedings

Westpac acknowledges ASIC’s filing of civil proceedings alleging that Westpac engaged in insider trading and unconscionable conduct, and had failed to comply with its Australian Financial Services License obligations.

The allegations relate to interest rate hedging activity undertaken during the course of Westpac’s involvement in the 2016 Ausgrid privatisation transaction.

Westpac takes these allegations very seriously and is considering its position having just received the Originating Application and Concise Statement of Claim.

As the matter is now before the court it would not be appropriate to comment further at this time.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.